FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2005


                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F [X] Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]  No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 and Exhibit 2 are a press release dated March 30, 2005 announcing the acquisition of 3 new vessels by Excel Maritime Carriers Ltd. (the "Company") and a press release dated March 31, 2005 announcing the delivery of the vessel MV Birthday, respectively.

ADDITIONAL INFORMATION

     None.

Exhibit 1

NEWS RELEASE for March 30, 2005 at 7:35 AM EST
----------------------------------------------

Contact: Allen & Caron Inc                  Christopher Georgakis, CEO
         Michael Mason (investors)          Excel Maritime Carriers Ltd
         michaelm@allencaron.com            +30 210 45 98 692
         Brian Kennedy (media)              c.georgakis@excelmaritime.com
         brian@allencaron.com
         212 691 8087

               EXCEL MARITIME ACQUIRES THREE PANAMAX BULK CARRIERS

PIRAEUS, GREECE (March 30, 2005) ... Excel Maritime Carriers Ltd (Amex: EXM), a shipping company specializing in the seaborne transportation of dry bulk cargoes such as iron ore, coal and grains, announced today that it has entered into an agreement to purchase three Panamax dry bulk carriers for an aggregate sum of approximately US $118 million. The first vessel of about 70,000 dwt, to be named "Renuar," was built in 1993 in China. The second vessel of about 74,000 dwt, to be named "Elinakos," was built in 1997 in Japan. The third vessel of about 73,000 dwt, to be named "Angela Star," was built in 1998 in Japan. The first vessel is scheduled to be delivered in late April 2005; the second is scheduled to be delivered in early May 2005 and the third in early July 2005. The Company is presently considering suitable employment opportunities for these vessels in the medium and long term employment markets.

     These acquisitions will increase to a total of twelve the number of vessels that the Company has agreed to acquire since Christopher Georgakis joined Excel Maritime Carriers as CEO in late October 2004.

     Georgakis commented, "We are delighted to be making these acquisitions so soon after the successful completion of our secondary offering. The acquisitions
- which further increase our fleet deadweight capacity - are in line with our strategic growth plans and fleet expansion program."

     The purchases are being financed from the proceeds of the Company's most recent equity offering, announced on March 16, 2005, to institutional investors of 5.899 million common shares registered under its universal shelf registration. Following the offering the company has 19.63 million shares issued and outstanding.

     The following table represents the existing fleet together with the new acquisitions:

         Existing Fleet
  No.    Name                                   Dwt       Year Built       Type        Delivery Date

   1     Fighting Lady                          146,313      1983        Capesize
   2     Almar I                                107,140      1979        Capesize
---------------------------------------------------------------------------------------------------

   1     Isminaki (ex United Seas)               74,577      1998        Panamax
---------------------------------------------------------------------------------------------------

   1     Lady                                    41,090      1985        Handymax
   2     Swift (ex Jedi Knight)                  37,687      1984        Handymax
   3     Goldmar (ex Maria)                      39,697      1984        Handymax
   4     Marybelle (ex Sea Wise)                 42,552      1987        Handymax
---------------------------------------------------------------------------------------------------

   1     Lucky Lady                              27,422      1975        Handysize
-------------------------------------------------------------------- ----------- ------------------
   8     Total                                  516,478
         -----                                  -------
-------------------------------------------------------------------------------- ------------------

         New Acquisitions
   1     First Endeavour (ex Lord Fortune)       69,111      1994         Panamax        04.22.05
   2     Birthday (ex Galateia)                  71,504      1993         Panamax        03.30.05
   3     Elinakos (ex Nautical Ace)              73,751      1997         Panamax     Early May 2005
   4     Renuar (ex Panacea)                     70,128      1993         Panamax     Late April 2005
   5     Angela Star (ex Clipper Surrey)         73,798      1998         Panamax     Early July 2005

   1     Emerald (ex Seaboni)                    45,572      1998         Handymax        04.25.05
   2     Princess I (ex Fiona Bulker)            38,385      1994         Handymax      Late May 2005
   3     Attractive (ex IDC 2)                   41,524      1985         Handymax     Early May 2005
   8     Total                                  483,773
         -----                                  -------

  16     Grand Total                          1,000,251
         ===========                           =========

About Excel Maritime Carriers Ltd
---------------------------------

      The Company is an owner and operator of drybulk carriers and a provider of worldwide seaborne transportation services for drybulk cargo. This includes commodities such as iron ore, coal, grains, as well as bauxite, cement, fertilizers and steel products. The Company was incorporated in 1988 under the laws of Liberia.

Forward Looking Statement
-------------------------
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

                                     # # # #

Exhibit 2

NEWS RELEASE for March 31, 2005 at 7:35 AM EST
----------------------------------------------

Contact: Allen & Caron Inc                  Christopher Georgakis, CEO
          Michael Mason (investors)          Excel Maritime Carriers Ltd
          michaelm@allencaron.com            +30 210 45 98 692
          Brian Kennedy (media)              c.georgakis@excelmaritime.com
          brian@allencaron.com
          212 691 8087

              EXCEL MARITIME TAKES PHYSICAL DELIVERY OF MV BIRTHDAY
                    TWO YEAR CHARTER TO COMMENCE IMMEDIATELY

PIRAEUS, GREECE (March 31, 2005).....Excel Maritime Carriers Ltd (Amex: EXM), a
shipping company specializing in the seaborne transportation of dry bulk cargoes such as iron ore, coal and grains, announced that it has taken physical delivery of MV Birthday, a Panamax bulk carrier, which the Company agreed to acquire in February 2005. As previously announced, the vessel will immediately be deployed on a two-year charter at US $28,250.00 per day.

     The vessel is a Panamax bulk carrier of approximately 71,500 dwt, built in 1993 by Hitachi Maizuzu in Japan. MV Birthday is the twelfth vessel the company has agreed to acquire and also the fifth to be deployed in the fixed term employment markets.

     CEO Christopher Georgakis commented, "Following the strategy that we have communicated to the market we are continuing our fleet deployment aimed at period charters for new acquisitions and have secured a two-year employment for MV Birthday which will further enhance visibility of earnings for our shareholders."

About Excel Maritime Carriers Ltd
---------------------------------
      The Company is an owner and operator of drybulk carriers and a provider of worldwide seaborne transportation services for drybulk cargo. This includes commodities such as iron ore, coal, grains, as well as bauxite, cement, fertilizers and steel products. The Company was incorporated in 1988 under the laws of Liberia.

Forward Looking Statement
-------------------------
     This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

                                     # # # #

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)



Dated:  March 31, 2005                       By: /s/ Christopher J. Georgakis
                                                ----------------------------
                                                    Christopher J. Georgakis
                                                    President and
                                                    Chief Executive Officer
02545.0001 #559957